TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
NEWS RELEASE

Teryl Resources Corp.
(the “Company” or “Teryl”))

TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILLING PERMIT APPLIED FOR
WESTRIDGE 2012 EXPLORATION PROGRAM, FAIRBANKS, ALASKA

For Immediate Release: March 2, 2012 - Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) wishes to announce it has applied for an exploration program permit to drill five (5) targets on the Westridge property. The 2012 Westridge Exploration Program is designed to test both the placer and lode targets located within the claim block.

Previous lode exploration has identified 5 targets within the Westridge Area. Current lode targets include:

1.
Old Glory Prospect - This prospect is a shear and intrusive hosted anomaly located along a northeast-southwest fault. The >50ppb gold-in-soil anomaly is 90 metres x 90 metres punctuated by a 1,155 ppb gold-in-soil sample. Three trenches and two drill holes have tested the prospect. The best drill intercept consisted of 10 metres of 1.6 g/t Au from 121 to 131 metres. The anomaly remains open in all directions and has not been thoroughly tested.

2.
Black Dome Prospect - This prospect is located along the same fault that forms the southern boundary of the True North Deposit. Gold mineralization consists of carbon-rich, Fe-stained schist and eclogite similar to the True North Deposit. Past exploration has been limited.

3.
West Anomaly - The West anomaly covers an area of approximately 1,220 metres (4,000 feet) NW-SE by 914 metres (3,000 feet) NE–SW and is defined by coincident gold and arsenic-in-soils results. Drilling consisted of 5 drill holes totaling 1,650 feet with gold intersections reported at values up to 6 metres (20 feet) of gold grading 0.93 g/t Au.

4.
East Anomaly - The East anomaly extends along a general northeast trend for 2,230 metres (7,000 feet) and represents values from trace up to 1.64 ppm Au in soil Drill results from 5 holes are not currently available.

5.	Moose Creek Anomaly - This anomaly is on trend with the West Anomaly and has not been drill tested.

Mineral exploration is proposed to consist of up to 610 metres (2,000 feet) of shallow core drilling utilizing a narrow diameter AQ core drill to initially test lode targets on the Old Glory Prospect and Moose Creek Anomaly. On positive results, a larger scale reverse circulation drill program will be conducted.

The total cost to complete all two phases of exploration (610 metres lode and 180 metres placer) is estimated to be $200,000. This estimate is subject to a quote pending for drilling services and includes a 10% contingency for each phase.

John Robertson, President of Teryl Resources Corp., states, “Due to the Company receiving $2.5 million from the initial payment on the sale of the Company's 20% interest in the Gil property, no additional funding is required to execute this Phase of the Westridge Exploration Program”.

Paul D. Gray, P.Geo., is a qualified person as defined in NI 43-101 and also qualified under the rules stated by the U.S. Securities Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT THE WESTRIDGE PROPERTY

 The Westridge Property is a road accessible gold prospect located in the Fairbanks Mining District of Alaska. Creeks in the area such as Dome, Fox, Steamboat, and Flume were mined extensively for placer gold. Limited past exploration in the 1990’s and 2003 show shear and intrusive hosted gold mineralization at the Old Glory Prospect, Black Dome Prospect, East Anomaly, West Anomaly and the Moose Creek Anomaly. The True North Mine (~450,000 ounces of gold) is located two miles to the northeast.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property. Teryl retains a ½ of 1% royalty until $15 million is paid in payments from the Gil property in Fairbanks, Alaska, to date $2.5 million dollars has been received; a 10% net profit interest in the Stepovich claims, near the Fort Knox deposit; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery. Teryl also has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson, President
Press Release contact information:
John Robertson President, Teryl Resources Corp. T: 800-665-4616 http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.